

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 31, 2009

Via Facsimile and U.S. Mail

Deborah Andrews
Chief Financial Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

> **Re: Staar Surgical Company**
> **Form 10-K for the fiscal year ended January 2, 2009**
> **Filed April 2, 2009**
> **Form 10-Q for the quarterly period ended July 3, 2009**
> **File No. 000-11634**

Dear Ms. Andrews:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2009

Patents, Trademarks and Licenses, page 8

1.   We note your disclosure on page 24 that patents covering your products expire from this year through the next 20 years. With a view toward clarified disclosure, please tell us the nature of the patents that will expire in the coming years and the significance of those patents to your business.

Seasonality, page 9

2.   With a view toward disclosure, please tell us why the first quarter is always your most challenging from a cash utilization perspective as mentioned in exhibit 99.2 to your form 8-K dated March 17, 2009.

Regulatory Matters, page 10

3.   Please tell us why you do not describe the regulatory process in Japan, particularly given your disclosure on page 4 that you currently have products involved in that process. Also tell us the status of your products in that process.

Regulatory Requirements in the United States, page 10

4.   In future filings, please more fully describe the scope of the FDA's statutory and regulatory requirements for approval of your products. You should describe requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the product. Include in your disclosure a description of the following regulatory issues, as applicable:
*   investigational device exemption requirements;
*   obligations of a sponsor of an investigational device exemption;
*   pre-market approval application requirements and conditions of approval;
*   advertising and promotion;
*   modifications to previously approved products, including the nature of such modifications that you made and the approval you received for the modifications;
*   the purpose and process for submitting a supplemental premarket approval application like you mention on page 17;
*   duration of the process; and
*   the status of your announced products within the process.

Evaluation of Disclosure Controls and Procedures, page 53

5.   Please note that if you choose to include the definition of disclosure controls and procedures, you must include the entire definition set forth in Rule 13a-15(e). For example, your

disclosure regarding the conclusions of your officers may not be limited to information in your *periodic* SEC filings. Please revise accordingly.

Directors and Executive Officers…, page 53
The Board of Directors Recommends…, proxy statement page 9

6. Please reconcile the number of people whose business experience you disclose with the number in parenthesis in your table on page 7 of your proxy statement.

7. It is unclear why you do not include Mr. Morrison's business experience since 1997. It is also unclear why you do not include Mr. Blickensdoerfer's business experience from 2002 until he joined STAAR. Please advise or revise.

Executive Compensation, page 54
Compensation Program Objectives and Rewards, proxy statement page 18

8. Refer to your disclosure that the Compensation Committee or the entire board determines elements of compensation. Please clarify which body made the decisions described in your Compensation Discussion and Analysis.

Base Salaries, proxy statement page 20

9. Please discuss with specificity the reasons for the difference between the 2007 and 2008 salaries for each officer named in the Summary Compensation Table.

Annual Cash Bonuses, proxy statement page 20

10. Please disclose the corporate and individual goals that must be achieved for your named executive officers to earn their cash bonuses. To the extent you believe that disclosure is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

Long-Term Equity Compensation, proxy statement page 21

11. Please describe with greater specificity the objectives that each named executive officer achieved to earn the awards disclosed in your "Grants of Plan-Based Awards" table and when those objectives were set. For example, what "key objective" did the CEO achieve? Was this objective established before the grant? If so, when? What specifically was achieved in integrating your global financial reporting functions? How did the Committee determine the appropriate amount of compensation for this achievement?

Option Grants in 2008, proxy statement page 22

12.   We note that you only discuss in this section the issuance of options to Mr. Blickensdoerfer for 50,000 shares of common stock. Your Grants of Plan-Based Awards table, however, discloses issuance to other officers. To the extent that you issued stock options, please disclose in your Compensation Discussion and Analysis section the reasons for the grants.

Summary Compensation Table, proxy statement page 24

13.   Please tell us how you complied with the requirement in Instruction 4 to Regulation S-K Item 402(c)(2)(ix) to identify by type *each* perquisite or personal benefit if the total value of all perquisites and personal benefits is $10,000.

Grants of Plan Based Awards…, proxy statement page 26

14.   Please tell us why your "Grants of Plan-Based Awards" table does not disclose the target incentive amounts mentioned at the top of page 20 of your proxy statement.

2008 Director Compensation, proxy statement page 31

15.   Please tell us how your table is consistent with your disclosure on page 14 regarding director compensation. In addition, tell us why the dollar amount recognized for the awards of options to purchase 20,000 shares differs among the directors when the options were awarded on the same date.

Employment Agreements, proxy statement page 32

16.   Please clarify how the modifications to Mr. Caldwell's agreement were necessary "to bring the agreement in conformance with the newly implement requirements of Section 409A of the Internal Revenue Code…" In this regard, please tell us how footnote (2) in the table on page 29 of your proxy statement is consistent with the first bullet point in your Form 8-K dated December 31, 2008.

Equity Compensation Plan Information, proxy statement page 34

17.   Please tell us the authority on which you rely to include the introductory paragraph to this section.

STAAR Surgical Company 2003 Omnibus Equity Incentive Plan, proxy statement page 34

18.   If you believe that you have registered your issuance of 6,500,000 shares mentioned in this section, please tell us the date you filed the relevant registration statement. If you are relying on footnote 1 to the fee table of your registration statement filed December 15, 2003, please tell us specifically the authority for your conclusions.

Exhibits, page 55

19.   It is unclear why you believe that the paragraph that precedes your exhibit index is appropriate. Please revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws or that investors may not rely on your disclosure.

20.   We note your statement that the information you filed might not be true or complete. Please be advised that, notwithstanding inclusion of such general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your document not misleading.

21.   Please tell us which exhibits correspond to the employment agreements you mention on page 34 of your proxy statement.

22.   We note that, according to your disclosure on page F-41, you have an agreement with a manufacturer for the purchase of viscoelastic solution. Please tell us why you have not filed the agreement as an exhibit given your related risk factor on page 20.

Financial Statements, page F-1

Note 10 – Notes Payable, page F-24

Broadwood Loan Notes, page F-24

23.   We note from your disclosures on page F-27 that in the event of default, the interest rate on your notes increases from 7% to the default rate of 20%. Please tell us how you have evaluated this feature as an embedded derivative under paragraphs 815-15-25-1 and 815-15-25-26 of the FASB Accounting Standards Codification.

24.   Please revise future filings to disclose the fair value of your debt, including the method you use to estimate fair value and any significant assumptions. For reference see paragraph 825-10-50-10 of the FASB Accounting Standards Codification.

Note 19 – Geographic and Product Data, page F-44

25.   We note that your disclosure of long-lived assets by geographic region includes intangible assets. Please note the guidance set forth in the paragraph 280-10-55-23 of the FASB Accounting Standards Codification, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets. Please revise your future filings accordingly.

Exhibit 31

26.   We note that your certifications include the title of the signatories in the first sentence. In future filings, please submit certifications in the same form set forth in Item 601(b)(31).

Form 10-Q for the quarterly period ended July 3, 2009

Risk Factors, page 43

27.   The last paragraph of this section implies that you have omitted disclosure regarding material risks. Please tell us the authority on which you rely for the omission.

Exhibits, page 45

28.   Please tell us where you have filed as exhibits the credit arrangements mentioned on page 39.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney, at (202) 551- 3286, or Russ Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief